

TaskCause

Giving by Doing™

Why?

People want to be involved in their community but face a difficult time participating due to the barriers and limitations in life.



No money to donate



Can't attend volunteer events
(schedule conflicts, etc)

COVID19 = dangerous for people to be in confined areas

Solution: Giving By Doing™ with TaskCause™

Nonprofits give their supporters a new tool called TaskCause.

People are now able to do local tasks for people in their community to support nonprofit causes.

   

Dog Walking   **Furniture Assembly**   **Lawn Mowing**   **And More!**

How It Works



1. We helps nonprofits onboard volunteers onto TaskCause and help find people who need local tasks done.



2. People pay to get local tasks done and learn about the nonprofit cause by connecting with volunteer fundraisers.



3. After completion of each task, the entire proceeds are sent directly to the nonprofit cause.

How It Works

Menu Bar
-Request Task
-My Tasks
-Search Tasks
-Transactions
-Settings

Messages

Current location to see available task requests nearby


TaskCause
Search Causes
My Causes
gamerosity
Batman4Paws
$0
4 Members
Gamerosity
$0
4 Members
Big Brot
3 Mem
Browse Causes
Gigi's Playhouse - Milwaukee
$20
3 MEMBERS
GiGi's Playhouse Milwaukee is an achievemen
with the mission of changing the way the worl
Down syndrome. We offer free programming to
participants of all ages.

Browse Nonprofit Organziations
-Mission
-Members
-Contact information

Add / Request a task to be done.

Business Model

5%
Transaction fee on all receiving payments



Consult NPO to roll out Giving By Doing campaign with TaskCause



Premium features for TaskCause users

Team



Kevin Nam
Founder / CEO



Salman Ali
COO



Serguei Vassiliev
Software Architect



Pavel Vaseanovici
Senior Software Engineer



Stan Chibashov
Security System
Architecture



Maria Gaytan
Social Media Manager

New way to get involved

501(c)(3) nonprofits wanting to get involved, please contact:
support@taskcause.com



**Provide supporters
a new way to give**



**Raising awareness &
funding for your
cause**



**Strengthening the
bond in local
communities**